Press Release

                      DIALYSIS CORPORATION OF AMERICA

                Announcement of Definitive Merger Agreement

      Lemoyne, PA - October 21, 1999 - Dialysis Corporation of America ("DCA" or the "Company") (Nasdaq - DCAI) announced today that its board of directors, together with the board of directors of MainStreet IPO.com, Inc. ("MSI"), have adopted an Agreement and Plan of Merger. The DCA board has also approved the sale of its assets to and assumption of liabilities by a wholly-owned subsidiary of its parent, Medicore, Inc., which is to occur immediately prior to the merger. For the sale of the assets and the merger to be effected, both transactions must be approved by the public shareholders of DCA, exclusive of the vote of Medicore, which parent company owns 68% of the equity of DCA.

     The proposed sale of assets and merger transactions are subject to a variety of contingencies in addition to shareholder approval, including among others, that MSI qualifies to have its securities listed for trading on Nasdaq. The Company and MSI are in the process of preparing a joint proxy statement/registration for filing with the SEC, which will be used to obtain the necessary shareholder approval, cover the MSI shares to be issued to the DCA shareholders upon approval of the asset sale and merger, and an indeter-minate number of shares for resale by affiliates.

     The merger will be accomplished by merging MainStreet Acquisition Corp. ("MainStreet"), a wholly-owned subsidiary of MSI, into DCA, with DCA as the surviving company, changing its name to MainStreet and becoming a wholly-owned subsidiary of MSI. Each share of the Company's then outstanding common stock will be converted into one (1) share of common stock of MSI. Based on this ratio, it is anticipated that MSI will be issuing approximately 1,396,000 shares of its common stock to the Company's shareholders.

     MSI is a recently established company which has developed a central website to provide business entities with the necessary tools to perform direct public offerings of their securities with or without an underwriter. MSI's website enables the companies using its facilities, through the mechanics of a "Dutch Auction," to maximize the amount of capital they will receive from selling registered securities directly to the public. The Dutch Action allows investors to bid for the offered securities at prices and amounts the investors believe are worth purchasing. Based on the number of shares to be sold, through a computerized mathematical process, a "clearing price" is determined at which individuals may purchase the shares. MSI believes this method makes the entire securities distribution process fairer, lowers the cost of the offering process to the issuer, allows the price to be set by investor bidders, and provides greater proceeds to the issuer.

     Another company, CEO Letter, LLC, which will become a wholly-owned subsidiary of MSI at the time of the merger, provides chief executive officers of public companies the forum to discuss their companies to the multitude of potential internet investors. CEO Letter has an exclusive arrangement with FreeRide Media, L.L.C., an unaffiliated website with exclusive membership, to use FreeRide's point reward system as an incentive for potential investors to read the CEO letters.

     DCA owns and operates free standing kidney hemodialysis centers to provide patients with their choice of a full range of quality in-center, acute or at-home hemodialysis services.

                                 -more-

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     A special meeting of shareholders of DCA is planned for February, 2000 to consider the sale of assets and merger transactions.

     This release contains forward-looking statements that are subject to risks and uncertainties, including certain delays beyond DCA's control with respect to future business events. The merger is subject to a variety of contingencies, primarily shareholder approval and MSI qualifying for listing on Nasdaq.

CONTACT: For additional information, contact Thomas K. Langbein, Chairman of the Board, 777 Terrace Avenue, Hasbrouck Heights, NJ 07604. Telephone Number
(201) 288-8222.